Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from March 8, 2021 to March 12, 2021

March 8, 2021, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investors from March 8, 2021 to March 12, 2021

Date	Meetings Scheduled	Type
08-03-2021	Capital International	Virtual
09-03-2021	Baillie Gifford	Virtual
09-03-2021	Jefferies	Call
09-03-2021	Aditya Birla Sunlife Insurance Company Limited	Virtual
09-03-2021	Amundi Asset Management	Virtual
09-03-2021	BNP Paribas Asset Management	Virtual
09-03-2021	BNP Paribas Asset Management	Virtual
09-03-2021	BNP Paribas Asset Management	Virtual
09-03-2021	DSP Investment Managers India Pvt Ltd	Virtual
09-03-2021	Enam Asset Management Co Pvt Ltd	Virtual
09-03-2021	First State Investments	Virtual
09-03-2021	HDFC Standard Life Insurance Company Limited	Virtual
09-03-2021	HSBC Asset Management India Pvt Ltd	Virtual
09-03-2021	ICICI Prudential Asset Management	Virtual
09-03-2021	Karma Capital Advisors	Virtual
09-03-2021	Karma Capital Advisors	Virtual
09-03-2021	L&T Mutual Fund	Virtual
09-03-2021	Matsya Capital	Virtual
09-03-2021	Millenium Partners	Virtual
09-03-2021	Mirae Asset India Investment Co Pvt Ltd	Virtual
09-03-2021	Myriad Asset Management	Virtual
09-03-2021	PAG (P) HK	Virtual
09-03-2021	PinPoint Asset Mangement	Virtual
09-03-2021	Point72 Asset Management LP	Virtual
09-03-2021	Public Mutual Bhd	Virtual
09-03-2021	Torq Capital Management	Virtual
09-03-2021	Trikon Asset Management	Virtual
09-03-2021	UBS Asset Management	Virtual
10-03-2021	ICICI Prudential MF	Virtual

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.